

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 18, 2013

Via E-mail
Mr. Kevin Whalen
Chief Financial Officer
Metalico, Inc.
186 North Avenue East
Cranford, New Jersey 07016

> **RE:** **Metalico, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **Form 10-Q for the Year Ended June 30, 2012**
> **Filed August 9, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 25, 2013**
> **File No. 1-32453**

Dear Mr. Whalen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis, page 32

General

1.   We note that in your earnings call for the fourth quarter of 2012 and the second quarter of 2013 you provide a market outlook and commentary on your industry. We note, for example, that you discuss, among other things, the volatility of ferrous pricing scrap and the market demand for non-ferrous based metals. With a view towards future disclosure, please tell us what consideration you gave to including a similar discussion and analysis of such known material trends, demands, commitments, events and uncertainties in your filing to help investors ascertain the likelihood that past performance is indicative of

future performance. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3. of SEC Release No. 33-8350.

Results of Operations, page 36

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 38

2.   Throughout your discussion of results of operations there are instances where significant trends and events are attributed to intermediate effects without analysis of the reasons underlying those intermediate effects in sufficient detail for a reader to understand the business through the eyes of management. In future filings, please revise your results of operations discussion to address the following:

- Please enhance your disclosure to discuss the business reasons for the changes between periods in the significant line items of each of your segments. For instance, it appears that you have only discussed revenues for each of your segments. At a minimum, it would be informative if you also discussed material expenses and income (loss) for each segment. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for such changes. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K;
- You indicate that the decrease in operating expenses was due to a $63.2 million decrease in cost of purchased metals. However, you do not provide an explanation for the decrease in cost of purchased metals. Please revise your discussion to address the key drivers which influence your cost structure. You also discuss the risks surrounding raw material pricing, including scrap, PGM, minor metals, and lead on pages 12 and 13. Please revise your MD&A to discuss the impact of any price changes in these raw materials, including the impact of any recent volatility. Please also revise your disclosure to discuss the expected impact of recent trends in your raw material prices on future financial results, if applicable. Your discussion should address particular commodity or raw materials that you heavily rely on with the corresponding segments that rely on these commodities; and
- Please consider separately discussing cost of purchased metals pursuant to Rule 5-03 of Regulation S-X. Alternatively, please discuss the impact of product mix, raw material pricing and volume of raw purchased metals on your operating expenses for each period presented, including your segment discussion. Please also discuss the relationship between your average selling price and your cost of purchased metals.

This is not meant to represent an all-inclusive list of where or how your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. For additional guidance, please refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 5.01.04 of the Financial Reporting Codification. Please show us what your revised MD&A will look like.

Liquidity and Capital Resources, page 44

Cash Flows, page 45

3.   In your discussions of operating cash flows for all periods presented, please discuss in greater detail the changes in your working capital items. In future filings, please specifically expand this disclosure to discuss the underlying reasons for changes in these items, with specific discussions of working capital items such as accounts receivables, inventory, prepaid expenses and other items, accounts payable and accrued expenses. For example, you indicate that working capital items were offset by a $10 million decrease in accounts receivable. However, there is no discussion of the underlying reasons for the significant reduction in accounts receivable. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Financial Statements

Note 13 – Stock-Based Compensation Plans, page F-22

4.   We note your weighted average expected volatility rate of 84% has remained constant for all periods presented. We note elsewhere, your stock price appears to have experienced a fair amount of volatility. Given your expected volatility is based on observing your actual company stock price over a period commensurate with the expected life of the awards, please explain why your volatility assumption has not changed in three years.

Form 10-Q for the Period Ended June 30, 2013

Financial Statements

Note 12 – Segment Reporting, page 14

5.   You disclosed that you have two reportable segments: Scrap Metal Recycling and Lead Fabricating. You indicated that in previous periods, you reported three operating segments. However, due to the reduction in operating activity, your PGM and Minor Metals Recycling unit has been absorbed into the Scrap Metal Recycling unit effective January 1, 2013. Given that your PGM and Minor Metals Recycling unit represented approximately 19.6% of your consolidated revenues for fiscal 2012, please provide the following:
   • Please tell us what your operating segments are pursuant to ASC 280-10-50-1 through 50-9;
   • Given that you have two reportable segments, please also tell us how you determined your reportable segments pursuant to ASC 280-10-50-10;
   • If you are aggregating your operating segments, please tell us how you determined that it was appropriate to aggregate your operating segments based on ASC 280-10-50-11 through 50-19. Please also specifically address how you

determined that it was appropriate to combine your PGM and Minor Metals Recycling unit with the Scrap Metal Recycling unit; and

- Please tell us whether you have altered or consolidated your reporting unit structure for goodwill testing purposes in conjunction with your operating segment consolidation.

Definitive Proxy Statement on Schedule 14A filed on April 25, 2013

Advisory Vote on the Compensation of our Named Executive Officers, page 9

6.   Please tell us, and in future filings disclose, how the compensation committee has considered the results of the most recent shareholder advisory vote on executive compensation in determining the 2012 compensation policies and decisions and, if so, how that consideration affected the executive compensation decisions and policies. See Item 402(b)(1)(vii) of Regulation S-K.

Executive Compensation, page 19

7.   You disclose, among other things, that the compensation committee believes "that engaging in a comparative analysis of [y]our compensation practices is useful." However, while you state that the annual review of the aggregate level of executive compensation "is based on informal samplings of executive compensation paid by companies similarly situated to [y]ours," you do not disclose the names of the companies comprising the peer group as a component of your benchmarking analysis. As such, please tell us and in future filings clearly disclose whether the compensation decisions were derived from, or based on, a comparison to peer companies, disclosing the peer companies by name. To the extent that any specific elements of compensation, or the overall compensation, are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fall with respect to the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.

Compensation Discussion and Analysis, page 19

8.   Refer to comment 15 in our letter dated April 17, 2009. We note that in 2012 the named executive officers with the exception of Mr. Agüero received a discretionary bonus (refer to the "Bonus" column in the summary compensation table on page 24). In light of your disclosures on pages 20 and 25 regarding the Executive Bonus Plan, it is not readily ascertainable whether the bonuses received by the named executive officers were bonuses paid pursuant to the Executive Bonus Plan or bonuses paid pursuant to the compensation committee's exercise of discretion. To the extent that the 2012 bonuses represented "[g]rants to executive officers [which were] based upon the principles underlying [y]our Executive Bonus Plan," then, please tell us and in future filings disclose the company-wide and individual performance targets determined in advance by management and the compensation committee and discuss the level of achievement of the specific company-wide and individual performance targets by each named executive officer. Further, your CD&A and narrative disclosure to your summary compensation table should explain how

the specific payouts under your executive bonus plan for each named executive officer were determined based on individual performance, noting specific contributions the compensation committee considered in its evaluation. See Item 402(b)(2)(vi) & (vii) of Regulation S-K.

<u>2006 Long-Term Incentive Plan, page 26</u>

9.   Supplementally please provide us with insight into the compensation committee's decision making process in determining the size of the stock and option awards received by each of the named executive officers in 2012. Please revise your future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief